05037183

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED PROCESSING FEB 2 5 2005 WASH, D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Hartford Securities Distribution Company, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Hopmeadow Street
(No. and Street)

Simsbury	Connecticut	06089
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tamara L. Fagely — 651 738 5586
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

185 Asylum Street	Hartford	Connecticut	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Hartford Securities Distribution Company, Inc.

(S.E.C. I.D. No. 8-48097)
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

Independent Auditors' Report

Financial Statements
As of and for the year ended December 31, 2004
Supplemental Schedules
As of December 31, 2004
And Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

AFFIRMATION

I, Tamara Fagely, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hartford Securities Distribution Company, Inc. as of and for the year ended December 31, 2004 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, member, or director has any proprietary interest in any account classified solely as that of a customer.

Tamara L. Fagely 2/22/05

Signature Date

Controller

Title

Subscribed and sworn before me
on this 22nd day of February 2005.

Carol Dawn Rademacher

Notary Public

CAROL DAWN RADEMACHER
Notary Public
Minnesota
My Commission Expires Jan. 31, 2010

Deloitte.

Deloitte & Touche LLP
City Place, 33rd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 280 3000
Fax: +1 860 280 3051
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Hartford Securities Distribution Company, Inc.:
Simsbury, Connecticut

We have audited the accompanying statement of financial condition of Hartford Securities Distribution Company, Inc. (the "Company") as of December 31, 2004, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Hartford Securities Distribution Company, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Hartford Securities Distribution Company, Inc. as of December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

> Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
>
> Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 22, 2005

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 7,631,189
Prepaid commissions	2,813,010
Deferred income tax asset due from affiliate	1,985,445
Due from affiliates	1,610,736
Accounts receivable	699,610
TOTAL ASSETS	$ 14,739,990

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Due to affiliates	$ 3,851,892
Accounts payable and accrued liabilities	1,595,951
Federal income tax liability to parent	696,077
Total liabilities	6,143,920
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value, 25,000 shares authorized, issued, and outstanding	25,000
Additional paid-in capital	24,388,214
Accumulated deficit	(15,817,144)
Total stockholder's equity	8,596,070
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 14,739,990

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUES:	
Variable insurance products commission income	$1,117,721,563
12b-1 fees	23,661,188
Fund commission income	3,555,660
Investment management and administration fees	3,042,969
Distribution fees	1,687,821
Other revenue	618,475
Contract maintenance fees	453,360
Underwriter concessions	419,819
Interest income	81,207
Contingent deferred sales charge revenue	45,392
Total revenues	1,151,287,454
EXPENSES:	
Variable insurance products commissions	1,117,721,563
12b-1 distribution expense	23,661,188
General and administrative expenses	5,815,050
Fund commissions	5,381,103
Wholesaler commissions	1,176,995
Other expenses	890,196
Total expenses	1,154,646,095
LOSS BEFORE INCOME TAX BENEFIT	(3,358,641)
INCOME TAX BENEFIT	(1,175,524)
NET LOSS	$ (2,183,117)

See notes to financial statements.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(2,183,117)
Decrease in deferred income tax asset	233,742
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in operating assets:	
Increase in prepaid commissions	(1,096,516)
Increase in due from affiliates	(766,306)
Increase in accounts receivable	(327,193)
Increase (decrease) in operating liabilities:	
Increase in due to affiliates	1,162,515
Increase in accounts payable and accrued liabilities	462,260
Increase in federal income tax liability	553,212
Net cash used in operating activities	(1,961,403)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contribution	4,000,000
Net cash provided by financing activities	4,000,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,038,597
CASH AND CASH EQUIVALENTS, Beginning of year	5,592,592
CASH AND CASH EQUIVALENTS, End of year	7,631,189
Supplemental cash flow disclosures:	
Income tax receipts (received from parent)	$ 1,962,478

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE, DECEMBER 31, 2003	$ 25,000	$ 20,388,214	$ (13,634,027)	$ 6,779,187
Capital contribution	-	4,000,000	-	4,000,000
Net loss	-	-	(2,183,117)	(2,183,117)
BALANCE, DECEMBER 31, 2004	$ 25,000	$ 24,388,214	$ (15,817,144)	$ 8,596,070

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Hartford Securities Distribution Company, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of Hartford Financial Services, LLC, which is ultimately a subsidiary of Hartford Life, Inc. ("Hartford Life" or the "Parent").

The Company serves as an underwriter for both variable annuity and variable life insurance contracts issued by Hartford Life and its affiliates. The Company pays commissions to its registered representatives on the sale of variable life and annuity business. The Company also serves as distributor of the Hartford HLS Mutual Funds (the "Funds").

Effective March 1, 2002, the Company became the distributor of the West Virginia College Savings Program ("SMART529 Plan"). A SMART529 Plan account is comprised of units of shares of a particular investment option in which it is invested. The investment options purchase shares of underlying mutual funds sponsored by the Parent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are reasonable and prudent. Actual results could differ materially from these estimates.

Cash and Cash Equivalents – The Company considers all money market instruments and highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Prepaid Commissions – The Company capitalizes commissions paid to broker-dealers associated with the sale of Class B and C shares of SMART529 Plan Investment Options. Beginning April 1, 2003, the Company also capitalizes commissions paid on certain sales of Class A shares. Prepaid commissions are amortized over a period that is concurrent with expected fees including contingent deferred sales charges ("CDSC") for shareholders who sell their shares within the CDSC period. Prepaid commissions for Class A, B and C shares are amortized over 18 months, 72 months and 12 months, respectively.

Commissions – Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

Fair Value of Financial Instruments – Financial instruments, which include cash and cash equivalents, receivables and payables, approximate their fair values because of the short-term maturities of these assets and liabilities.

New Accounting Pronouncements –In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which requires an enterprise to assess if consolidation is appropriate based upon its variable economic interests in variable interest entities ("VIE"). The initial determination of whether an entity is a VIE shall be made on the date at which an enterprise becomes involved with the entity. An entity is considered to be a VIE if it lacks a sufficient

amount of voting equity interest that are subject to the risk of loss or residual return of the entity. An enterprise shall consolidate a VIE if it has a variable interest that will absorb a majority of the VIE's expected losses or receive a majority of the entity's expected residual returns. A direct or indirect ability to make decisions that significantly affect the results of the activities of a VIE is a strong indication that an enterprise has one or both of the characteristics that would require consolidation of the VIE. FIN 46 is effective for new VIE's established subsequent to January 31, 2003 and must be adopted for existing VIE's by July 1, 2003. The adoption of FIN 46 is not expected to have a material impact on the Company's financial condition or results of income.

In October 2003, the FASB deferred the effective date of FIN46 for arrangements with VIE's existing prior to February 1, 2003 to fiscal periods ending after December 15, 2003. In December 2003, the FASB issued a revision of FIN 46 ("FIN 46R") to address certain technical corrections and implementation issues that have arisen. The adoption of FIN 46R did not have a material impact on the Company's financial condition or results of income.

In May 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS No. 150 changes the accounting for certain financial instruments, including mandatorily redeemable preferred stock and certain freestanding equity derivatives, which under previous guidance were accounted for as equity. SFAS No. 150 requires that mandatorily redeemable preferred shares, written put options and physically settled forward purchase contracts on an issuer's shares, and certain financial instruments that must be settled by issuing a variable number of an issuer's shares, be classified as liabilities in the statement of financial position. The adoption of SFAS 150 did not have a material impact on the Company's financial condition or results of income.

3. RELATED-PARTY TRANSACTIONS

The Company acts as an underwriter for insurance contracts issued by its affiliates, and also serves as the distributor of Hartford Life's SMART529 Plan. The Company receives reimbursements from its Parent for certain expenses incurred in performing these functions. For the year ended December 31, 2004, the total of such expense reimbursement recorded as revenue was $1,117,721,563. For the year ended December 31, 2004, the Company was allocated general and administrative expenses from the Parent related to the servicing of the SMART529 Plan in the amount of $5,815,050.

As distributor of the Funds, the Company received 12b-1 compensation of $23,661,188 from the Funds for the year ended December 31, 2004. Of this amount, the Company reimbursed Hartford Life Insurance Company ("HLIC"), an affiliated company, in the amount of $19,458,213 during the year.

For the year ended December 31, 2004, the Company recorded $1,349,305 of wholesaler commission expense in connection with such services provided by PLANCO Financial Services, Inc., an affiliate of the Company.

The Company has an agreement with an affiliate, Hartford Investment Financial Services Company, LLC. ("HIFSCO"). In accordance with the agreement, the Company receives a portion of the investment advisory fees earned by HIFSCO on the mutual funds underlying the SMART529 Plan. For the year ended December 31, 2004, the Company recorded $1,604,468 of such revenue.

The Company has an agreement with an affiliate, Woodbury Financial Services, Inc. ("WFS") to pay WFS an amount equal to a percentage of the contributions generated by WFS for the SMART529 Plan. For the year ended December 31, 2004, the amount of such expense recorded was $16,478.

For the year ended December 31, 2004, the Parent made a capital contribution to the Company of $4,000,000 in March.

Management believes intercompany transactions are calculated on a reasonable basis, however, these transactions may not necessarily be indicative of the terms that would be incurred if the Company operated on a standalone basis.

4. INCOME TAXES

The Company is included in the consolidated U.S. federal income tax return filed by the Parent. The Company will remit to or receive from the Parent, the income tax expense or benefit computed as if the Company filed a separate federal income tax return in accordance with the formal tax-sharing agreement between the Parent and its subsidiaries.

The components of the Company's incurred income taxes are presented below:

		2004
Current	$	(1,409,266)
Deferred		233,742
Total	$	(1,175,524)

The Company accounts for income taxes using the asset and liability method of accounting for income taxes under SFAS 109. Under this statement, deferred income tax assets and liabilities are established for the "temporary differences" between amounts of assets and liabilities for reporting purposes and such amounts measured by tax laws and regulations.

	2004
Deferred Tax Assets	
Net operating loss	1,639,818
Alternative minimum tax credit	277,895
Other	67,732
Total Deferred Tax Assets	**$ 1,985,445**
Deferred Tax Liabilities	
Other	-
Total Deferred Tax Liabilities	$ -
Valuation Allowance	$ -
Total Deferred Tax Asset	**$ 1,985,445**

The Company has net operating loss carryforwards approximating $4,685,193 at December 31, 2004. These carryforwards will begin to expire in the year 2022. The company also has a minimum tax credit carryforward of approximately $227,895 that is non-expiring.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital which requires that the Company maintains minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2004, the Company had net capital of $1,339,436, which was $929,841 in excess of its required net capital of $409,595.

6. COMMITMENTS AND CONTINGENCIES

Litigation

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts.

Mutual Fund Regulatory Developments

There continues to be significant federal and state regulatory activity relating to financial services companies, particularly mutual funds companies. These regulatory inquiries have focused on a number of mutual fund issues, including market timing and late trading, revenue sharing and directed brokerage, fees, transfer agents and other fund service providers, and other mutual-fund related issues. The Company has received requests for information and subpoenas from the SEC, subpoenas from the New York Attorney General's Office, requests for information from the Connecticut Securities and Investments Division of the Department of Banking, and the New York Department of Insurance, in each case requesting documentation and other information regarding various mutual fund regulatory issues.

The SEC's Division of Enforcement and the New York Attorney General's Office are investigating aspects of the Company's variable annuity and mutual fund operations related to market timing. The Company's mutual funds are available for purchase by the separate accounts of different variable

universal life insurance policies, variable annuity products, and funding agreements, and they are offered directly to certain qualified retirement plans. Although existing products contain transfer restrictions between sub-accounts, some products, particularly older variable annuity products, do not contain restrictions on the frequency of transfers. In addition, as a result of the settlement of litigation against the Company with respect to certain owners of older variable annuity products, the Company's ability to restrict transfers by these owners is limited. The SEC's Division of Enforcement also is investigating aspects of the Company's variable annuity and mutual fund operations related to directed brokerage and revenue sharing. The Company discontinued the use of directed brokerage in recognition of mutual fund sales in late 2003. The Company also has received a subpoena from the New York Attorney General's Office requesting information related to the Company's group annuity products. The Company continues to cooperate fully with the SEC, the New York Attorney General's Office and other regulatory agencies.

A number of companies have announced settlements of enforcement actions with various regulatory agencies, primarily the SEC and the New York Attorney General's Office, which have included a range of monetary penalties and restitution. While no such action has been initiated against the Company, the SEC, and the New York Attorney General's Office are likely to take some action at the conclusion of the on-going investigations related to market timing and directed brokerage. The potential timing of any such action is difficult to predict, and the Company's ultimate liability, if any, from any such action is not reasonably estimable. If such an action is brought, it could have a material adverse effect on the Company's consolidated results of operations or cash flows in particular quarterly or annual periods.

NASD Examination

The NASD recently completed an examination of the Company in which potential violations were noted. It is unknown at this time whether these potential violations will result in fines and whether these fines will be material.

Reimbursement

In the event that the litigation or regulatory matters noted above result in an unfavorable outcome, the Company would receive reimbursement from Hartford Life Insurance Company.

Mutual Fund Class Action Litigation

Hartford Mutual Fund Fee Class Action Litigation, United States District Court, District of Connecticut. These are five consolidated putative national class actions in which plaintiffs make "direct claims" on behalf of investors in Hartford's retail mutual funds and "derivative claims" on behalf of the retail mutual funds themselves. Plaintiffs allege that excessive or inadequately disclosed fees were charged to investors, that certain fees were used for improper purposes, and that undisclosed, improper, or excessive payments were made to brokers. The defendants in these cases include various Hartford entities, Hartford's retail mutual funds, and directors of the retail mutual funds. Plaintiffs filed a consolidated, amended complaint on October 20, 2004. The defendants moved to dismiss the complaint on December 20, 2004. Briefing on the motion will extend into late April 2005. The court has not yet decided whether or to what extent discovery will proceed while the motion to dismiss is pending.

* * * * * *

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2004

STOCKHOLDER'S EQUITY	$ 8,596,070
LESS NONALLOWABLE ASSETS:	
PREPAID COMMISSIONS	(2,813,010)
DUE FROM AFFILIATES AND ACCOUNTS RECEIVABLE	(2,310,346)
DEFERRED TAX ASSET DUE FROM AFFILIATE	(1,985,445)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS (Tentative Net Capital)	1,487,269
LESS HAIRCUTS ON SECURITIES	(147,833)
NET CAPITAL	1,339,436
MINIMUM NET CAPITAL REQUIRED TO BE MAINTAINED (6.67% OF AGGREGATE INDEBTEDNESS OF $6,143,920)	409,595
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 929,841
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	4.59:1

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004

EXEMPTION UNDER SECTION (k)(1) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

Deloitte.

Deloitte & Touche LLP
City Place, 33rd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 280 3000
Fax: +1 860 280 3051
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Hartford Securities Distribution Company, Inc.
200 Hopmeadow Street
Simsbury, CT 06089

Dear Sirs:

In planning and performing our audit of the financial statements of Hartford Securities Distribution Company, Inc. (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 22, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements due to error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the Company's internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. However, we did note that the Company failed to comply with the Company's membership agreement with NASD by trading in short term bonds on more than an "occasional basis". Due to the investment activity during the year the Company would have been required to file monthly FOCUS reports. The Company ceased this activity upon notice by NASD and is currently operating within the parameters set forth in their membership agreement.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

February 22, 2005